-FOR IMMEDIATE RELEASE-

Elron Announces Purchase of 500,000 Additional Shares of Given Imaging Ltd. for

approximately $14.8 million

Tel Aviv, November 4, 2004 – Elron Electronic Industries Ltd. (NASDAQ: ELRN) announced today that it has purchased from November 3, 2004 to November 4, 2004 in the open market on the Nasdaq National Market in the United States and on the Tel Aviv Stock Exchange 500,000 additional Ordinary shares of Given Imaging Ltd. (Nasdaq: GIVN), for an aggregate purchase consideration of approximately $14.8 million.

As a result of these transactions, Elron’s direct and indirect ownership interest in Given Imaging (through its holdings in its subsidiary, RDC-Rafael Development Corporation Ltd.) increased from approximately 16.8% to approximately 18.6%.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, IT software, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:

Tal Raz

Elron Electronic Industries Ltd.

Tel: 972-3-607-5555

raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.